Mail Stop 3561
							January 20, 2006



Shawn Phillips, President
Deltron, Inc.
Sabana Oeste, Restaurante Princessa Marina
100 Metros Oeste
S.N.B. Abogados, San Jose, Republic de Costa Rica

      Re:	Deltron, Inc.
		Amendment No. 1 to Registration Statement on
                        Form SB-2
		Filed January 11, 2006
		File No. 333-130197

Dear Mr. Phillips:

	We have considered your supplemental response but continue to believe that Deltron does not have a specific business plan within the meaning of Rule 419. Please revise your registration statement and offering to comply with Rule 419, as previously requested. In this regard, the Rule 419 adopting release indicates that the Rule is not intended to apply to "blind pool" securities offerings, meaning offerings of securities in direct participation programs with a detailed plan of business but where specific investment properties are not identified. Deltron does not appear to constitute a "blind pool".
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.










      You may contact Goldie B. Walker, Financial Analyst, at
(202)
551-3234 or me at (202) 551-3790 with any questions.

						Sincerely,



								John D. Reynolds
								Assistant Director



cc:	Parsons Law Firm
	2070 Skyline Tower, 10900 NE 4th Street
	Bellevue, WA  98004



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Shawn Phillips, President
Deltron, Inc.
January 20, 2006
Page 2